UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Result of AGM, dated 25 March 2020

25 March 2020

Micro Focus International plc

Results of Annual General Meeting

The Annual General Meeting (the "Meeting") of Micro Focus International plc (the "Company, "Micro Focus", LSE: MCRO.L) was held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN at 3.00 p.m. on Wednesday 25 March 2020.

All resolutions put to the Meeting as set out in the Notice of Annual General Meeting were voted on by means of a poll.  The voting results below show the total of all the votes cast on a poll.  The poll results will also be posted on the Company's website.

Resolution (No. as noted on proxy form)	Votes For	%	Votes Against	%	Total Votes Cast (Excluding Votes Withheld / Abstentions)	% of Issued Share Capital Voted	Votes Withheld / Abstentions
1. To receive the Company's accounts, together with the reports of the directors of the Company and the auditors for the year ended 31 October 2019	246,661,390	99.45	1,362,062	0.55	248,023,452	74.25%	1,937,346
2. To declare a final dividend#	WITHDRAWN
3. To approve the Directors' Remuneration report	236,879,729	94.84	12,892,752	5.16	249,772,481	74.77%	188,317
4. To approve the Directors' Remuneration Policy	242,371,213	97.05	7,362,083	2.95	249,733,296	74.76%	227,378
5. To elect Greg Lock as a Director	249,384,875	99.83	428,240	0.17	249,813,115	74.78%	147,684
6. To re-elect Stephen Murdoch as a Director	247,228,184	98.96	2,606,139	1.04	249,834,323	74.79%	126,476
7. To re-elect Brian McArthur-Muscroft as a Director	247,935,110	99.24	1,895,196	0.76	249,830,306	74.79%	130,493
8. To re-elect Karen Slatford as a Director	221,130,590	88.51	28,706,256	11.49	249,836,846	74.79%	123,952
9. To re-elect Richard Atkins as a Director	247,352,465	99.01	2,467,469	0.99	249,819,934	74.78%	140,864
10. To re-elect Amanda Brown as a Director	240,796,290	96.39	9,030,193	3.61	249,826,483	74.79%	134,316
11. To re-elect Lawton Fitt as a Director	243,410,079	97.44	6,397,771	2.56	249,807,850	74.78%	152,949
12. To re-appoint KPMG LLP as auditors	249,332,264	99.79	526,285	0.21	249,858,549	74.79%	102,250
13. To authorise the Directors to determine the remuneration of the auditors	249,278,779	99.78	540,988	0.22	249,819,767	74.78%	141,032
14. To authorise the Directors to allot ordinary shares	239,738,932	95.97	10,055,546	4.03	249,794,478	74.78%	166,321
15. To empower the Directors to allot ordinary shares on a non-pre-emptive basis*	246,870,911	98.84	2,890,811	1.16	249,761,722	74.77%	199,077
16. To empower the Directors to allot ordinary shares on a non-pre-emptive basis for acquisitions or capital investments*	230,140,432	92.14	19,644,952	7.86	249,785,384	74.77%	175,414
17. To authorise the Company to purchase its own shares*	245,953,218	98.68	3,284,702	1.32	249,237,920	74.61%	722,878
18. To authorise the Company to hold general meetings (other than annual general meetings) on 14 clear days' notice*	238,494,580	95.46	11,342,564	4.54	249,837,144	74.79%	123,655

* Passed as special resolutions.

# As announced on 18 March 2020 the Board has withdrawn its recommendation of the final dividend for the financial year ended 31 October 2019. A confirmatory motion was passed by a simple majority on a show of hands at the Company's Annual General Meeting earlier today to formally withdraw resolution numbered 2 relating to the approval of the final dividend.

Notes:

1.    The total number of ordinary shares of £0.10 each in the capital of the Company (excluding shares held in treasury) on the shareholder register at 6.30pm (UK time) on 23 March 2020, being those eligible to be voted on at the Meeting, was 334,058,381.
2.    For the purposes of section 341 of the Companies Act 2006, the total votes cast amounted to 249,858,549 representing 74.79 per cent of the issued share capital.
3.    Any proxy appointments which gave discretion to the Chairman have been included in the "Votes For" total.
4.    A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the "Shares For" and "Shares Against" a resolution.

None of the resolutions put before the meeting are considered to be resolutions which do not constitute ordinary business. The full text of the resolutions is shown in the Notice which is available on our website at https://investors.microfocus.com/media/1670/mf_notice_of_meeting_2019.pdf

Enquiries:
Micro Focus                                                      Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                     Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                         Tel: +44 (0) 20 7404 5959
Sarah West                                                         MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 25 March 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer